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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:   March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -------------------------

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
                             Western Water Company
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Former Name if Applicable
                             YG Development Company
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Address of Principal Executive Office (Street and Number)
                               102 Washington Ave
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City, State and Zip Code
                       Point Richmond, California  94801
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PART II -- RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[ ] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


     The Registrant is in the process of reviewing and finalizing its financial statements for the year ended March 31, 2004. In connection with its audit of the Registrant's financial statements for the year ended March 31, 2004, (i) KPMG LLP has requested certain additional information including an opinion of legal counsel with respect to certain transactions of the Registrant and an update of management's plans with respect to sustaining operations in light of the Registrant's strained cash position, and (ii) KPMG and the Registrant are in continuing discussions about the representation letter to be signed by management and provided to KPMG as a part of an audit of financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Registrant was unable to obtain the additional information requested by KPMG by June 29, 2004 without incurring unreasonable effort and expense. The Registrant has and will continue to extend its best efforts to obtain the additional information and to file its Annual Report on Form 10-K for the year ended March 31, 2004 within the 15-day extension period, but the Registrant is currently unable to predict when it will be able to do so.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Michael Patrick George                    (510) 234-7400
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                   (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The earning statement for the year ended March 31, 2004 will reflect continued losses from Registrant's operations. As previously reported, revenues from operations during Fiscal 2004 were lower, in part, because the Registrant completed a five-year contract on September 30, 2003 and the contract was not renewed. The Registrant's financial statements for the year ended March 31, 2004 will also reflect negative stockholders' equity of approximately ($1,400,000) versus positive stockholders' equity of $2,055,615 at March 31, 2003. In addition, Registrant has recently announced that it faces increased liquidity risk as a result of an adverse administrative decision affecting its Cherry Creek Project.



                             Western Water Company
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 2004                 By: /s/ MICHAEL PATRICK GEORGE
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                                   Name: Michael Patrick George
                                   Title: Chairman, President, Chief Executive
                                          Officer & Chief Financial Officer